UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 28, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

December 28, 2004

UFJ Holdings, Inc.

Support for Revitalization of MISAWA HOMES HOLDINGS

UFJ Holdings, Inc. ("UFJ Holdings") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, and 31 companies as set forth below including MISAWA HOMES HOLDINGS, INC. and MISAWA HOMES CO., LTD. (collectively called the "MISAWA HOMES Group") have jointly submitted an application for support of business revitalization in respect to the MISAWA HOMES Group to the Industrial Revitalization Corporation of Japan ("IRCJ") in accordance with Article 22 of the Industrial Revitalization Corporation Act and have received an approval for the support from IRCJ today.

UFJ Bank plans to extend financial support to the MISAWA HOMES Group on the condition that other financial institutions shall agree to their business revitalization plan. Hereafter, as a core bank, UFJ Bank will continue its support to the MISAWA HOMES Group in cooperation with IRCJ aiming to realize their revitalization plan.

1. Outline of MISAWA HOMES HOLDINGS, INC. and MISAWA HOMES CO., LTD.

Trade Name	MISAWA HOMES HOLDINGS, INC.	MISAWA HOMES CO., LTD.
Address	2-4-1, Nishishinjuku, Shinjuku-ku, Tokyo	2-4-5, Takaidohigashi, Suginami-ku, Tokyo
Representative	Kazuo Mizutani	Haruo Sato
Capital	JPY 45,249 million	JPY 24,000 million

2. Financial Support (Planned)

Debt forgiveness: Approximately Yen 85 billion

Capital Injection: Approximately Yen 20 billion
(Subscription of preferred shares issued by MISAWA HOMES HOLDINGS, INC. by debt-for-equity swap)

Write-off of Preferred Shares: Approximately Yen 108 billion
(Expected loss with regard to write-off of preferred shares which MISAWA HOMES HOLDINGS, INC. plans to request in the first half of FY 2005)

Execution Date: In the first half of fiscal year 2005

3. Impact on Earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005.

(Misawa Homes group companies)

Trade Name	Address	Representative	Capital (Yen Mil.)
MISAWA HOMES HOLDINGS, INC.	2-4-1, Nishishinjuku, Shinjuku-ku, Tokyo	Kazuo Mizutani	45,249
MISAWA HOMES CO., LTD.	2-4-5, Takaidohigashi, Suginami-ku, Tokyo	Haruo Sato	24,000
MISAWA HOMES HOKKAIDO CO., LTD.	6-8-1, Higashisapporonijo, Shiroishi-ku Sapporo-shi, Hokkaido	Nobumasa Iwabuchi	989
MISAWA HOMES KITANIHON CO., LTD.	1-7-11, izumikita, Akita-shi, Akita	Hideki Shimomura	430
TOHOKU MISAWA HOMES CO., LTD.	1-3-1, Chuo, Aoba-ku Sendai-shi, Miyagi	Koshi Chiba	3,761
MISAWA HOMES FUKUSHIMA CO., LTD.	16-3, Aza Funatomae, kamata, Fukushima-shi, Fukushima	Kunikazu Saino	300
Misawa Homes Shin-etsu Co., Ltd.	2-1-53, Sekishin, Niigata-shi, Niigata	Hideo Ueda	537
MISAWA HOMES HIGASHIKANTO CO., LTD.	1-35, Tonya-cho, Chuo-ku, Chiba-shi, Chiba	Koichi Fujii	475
MISAWA HOMES NISHI-KANTO CO., LTD.	7-7-8, Ennami, Chuo-ku, Saitama-shi, Saitama	Shoji Sato	450
Homeing Saitama	790-1, Oaza Kawarabuki, Ageo-shi, Saitama	Genichi Nakazawa	20
Misawa M G Construction	4-5-14, Midori-cho, Takasaki-shi, Gunma	Yoshikazu Yamagishi	30
MISAWA HOMES TOKYO CO., LTD.	2-4-5, Takaidohigashi, Suginami-ku, Tokyo	Nobuo Takenaka	2,234
MISAWAHOMES SHIZUOKA CO., LTD.	8-5, Momozono-cho, Shizuoka-shi, Shizuoka	Yoshinori Deguchi	300
MISAWA HOMES TOKAI CO., LTD.	5-20-1, Higashiyamatori, Chikusa-ku, Nagoya-shi, Aichi	Kosaku Miyakawa	1,195
Mie Misawa Construction	2-310, Sakaemachi, Tsu-shi, Mie	Masayuki Saito	20
MISAWA HOMES KINKI CO., LTD.	5-12, Hiranomachi 3 Chome, Chuo-ku, Osaka-shi, Osaka	Tadashi Kamon	2,707
AWAJI MISAWA HOMES CO., LTD.	171, Osame, Sumoto-shi, Hyogo	Tomohisa Takizawa	163
MISAWA HOMES CHUGOKU CO., LTD.	1-7-1, Yokogawa-cho, Nishi-ku, Hiroshima-shi, Hiroshima	Takashi Shono	1,370
MISAWA HOMES SAN-IN CO., LTD.	1-87, Minamiyoshikata, Tottori-shi, Tottori	Taiji Kanazawa	445
MISAWA HOMES KYUSYU CO., LTD.	3-2-1, Hakataekimae, Hakata-ku, Fukuoka-shi, Fukuoka	Hisayuki Tashiro	663
Misawa Techno	7110-3, Aza Matsumotodo, Oaza Imai, Matsumoto-shi, Nagano	Motoya Sato	8,846
Toyama House Industry Co., Ltd.	1-6-3, Chiharazaki, Toyama-shi, Toyama	Nobuo Mizuguchi	100
Shikoku House Industry	800, Oaza Sumishonishi, Mannou-cho,	Iwazo Seo	50

	Nakatado-gun, Kagawa		
Motherth	3-147-2, Mukaikogane, Nagareyama-shi, Chiba	Hajime Yoshida	10
TECBUILD	6-14, Kinko-cho, Kanagawa-ku, Yokohama-shi, Kanagawa	Tsukasa Takahashi	200
MISAWA REALESTATE CO., LTD.	2-46-5, Kabuki-cho, Shinjuku-ku, Tokyo	Nobuhiro Sakamoto	4,000
Hills Garden Sapporo	3-3, Kitaichijonishi, Chuo-ku, Sapporo-shi, Hokkaido	Michimasa Taga	300
International Advanced Research and Development Institute Co., Ltd.	2-46-5, Kabuki-cho, Shinjuku-ku, Tokyo	Kazuyuki Katagiri	10
KYUSHU-LAND KAIHATSU CO., LTD.	2-3, Nishizakamachi, Nagasaki-shi, Nagasaki	Hisayuki Tashiro	30
Setouchi Resort	831, Yoshina-cho, Takehara-shi, Hiroshima	Akira Imaizumi	260
Misawa Finance	2-4-5, Takaidohigashi, Suginami-ku, Tokyo	Katsuhiko Nakamura	100

(As of September 30, 2004)

UFJ

Press Release

December 28, 2004

UFJ Holdings, Inc.

Support for Revitalization of Daiei Incorporated

UFJ Holdings, Inc. ("UFJ Holdings") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, Sumitomo Mitsui Banking Corporation, Mizuho Corporate, Ltd. and 12 Daiei group companies as set forth below (collectively called the "Daiei Group") have jointly submitted an application for support of business revitalization in respect to the Daiei Group to the Industrial Revitalization Corporation of Japan ("IRCJ") in accordance with Article 22 of the Industrial Revitalization Corporation Act and have received an approval for the support from IRCJ today.

UFJ Bank plans to extend financial support to the Daiei Group on the condition that other financial institutions shall agree to their business revitalization plan.

1. Outline of the Daiei Incorporated

Trade Name	The Daiei Incorporated
Address	4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe-shi, Hyogo
Representative	Toshio Hasumi
Capital	JPY 119,510 million

2. Financial Support (Planned)

Debt forgiveness: Approximately Yen 204.3 billion (total for 12 group companies)

Write-off of Preferred Shares: Approximately Yen 96 billion

Execution Date: In the second half of fiscal year 2004

3. Impact on Earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005.

(Daiei group companies)

Trade Name	Address	Representative	Capital (Yen mil.)
The Daiei, Inc.	4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe-shi, Hyogo	Toshio Hasumi	119,510
JUJIYA Co., Ltd.	2-20-11, Yanagibashi, Taito-ku, Tokyo	Hiroyuki Fukumoto	19,421
Canal City OPA	1-2-22, Sumiyoshi Hakata-ku, Fukuoka-shi, Fukuoka	Fuminobu Nakamura	400
NAKAGO	5-1, Sakaemachi, Fukushima-shi, Fukushima	Naomitsu Miyamoto	1,450
The Sakae, Inc.	2-2-7, Hirano-cho, Chuo-ku, Osaka-shi, Osaka	Yukiharu Kawata	307
Kyushu Supermarket Daiei	1-10-20, Arato, Chuo-ku, Fukuoka-shi, Fukuoka	Naoki Mitsuishi	150
Japan Distribution Leasing Corporation	1-3-1, Shibakouen, Minatoku, Tokyo	Masaaki Nishimura	926
Urayasu Central Development	2-4-1, Shibakouen, Minato-ku, Tokyo	Naoya Shimura	2,274
Orange Estate	2-4-1, Shibakouen, Minato-ku, Tokyo	Masahiro Shiotani	500
Sality Foods	36-5, Fukaehamamachi, Higashinada-ku, Kobe-shi, Hyogo	Osamu Michikami	270
Daily Top	400-1, Oaza-shimo, Aza-fujihara, Wakamiya-cho, Kurate-gun, Fukuoka	Kenzo Nomura	40
Kobe Seishin Oriental Development Co., Ltd.	5-6-3, Kojidai, Nishi-ku, Kobe-shi, Hyogo	Katsumitsu Kurishima	6,000

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

RECEIVED
2005 FEB -4 A 10: 35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

January 14, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

January 14, 2005

UFJ Holdings, Inc.

Possible Non-collection and Delayed Collection of Exposure Concurrent with Forfeiture of Benefit of Time for Loans to PAINTHOUSE Co., Ltd.

We hereby give notice that, concurrent with forfeiture of benefit of time for loans to PAINTHOUSE Co., Ltd. on January 13, 2005, there is possibility of non-collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, Inc. ("UFJ")

1. Amount of exposure to the company

UFJ Bank: Yen 7,558 million

2. Impact on earnings of UFJ Holdings

This will not affect UFJ's forecasts of earnings for the current fiscal year, which have been announced on November 24, 2004.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

RECEIVED
2005 FEB -4 A 10: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 21, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

December 21, 2004

UFJ Holdings, Inc.
UFJ Bank Limited

Prosecution of UFJ Bank, Former Executive Officers and a Former Employee

---

The Financial Services Agency filed criminal indictments against UFJ Bank Limited ("UFJ Bank"), its former executive officers and its former employee in regard to evasion of inspection in October. In conjunction with the matter, UFJ Bank, its former executive officers and its former employee have been prosecuted by the Tokyo District Public Prosecutors Office on suspicion of breaches of Japan's Banking Law today.

The UFJ Group takes this matter very seriously. The group commits itself to improve its compliance and internal control system continuously in order to restore trust and confidence as soon as possible.

The group regrettably apologizes to its customers, shareholders and other interested parties for any concern and worry that this may have caused.